UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company
Item 2.	Exeter Resource Corporation (the “Company”)

301 - 700 West Pender Street

Vancouver, BC V6C 1G8

Item 3.	Date of Material Change

May 9, 2006

Item 4.	News Release

The Press Release dated May 9, 2006 was disseminated via Canada Stockwatch, CCN Mathews, and Market News and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 5.	Summary of Material Change

The Company reported that its exploration alliance with Rio Tinto Mining and Exploration Limited in Chile has been extended to cover additional 48 targets.

Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

Not Applicable.

Item 9.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 10.	Date of Report

Dated at Vancouver, BC, this 9th day of May, 2006.

SCHEDULE “A”

For Immediate Release: May 9, 2006

EXETER AND RIO TINTO EXPAND CHILE EXPLORATION AGREEMENT

Vancouver, B. C., May 9, 2006 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) (Exeter) announces that its March, 2005 exploration alliance with Rio Tinto Mining and Exploration Limited (Rio Tinto) in Chile has now been extended to cover an additional 48 targets that have been selected for their prospective geochemistry and geology.

The new exploration targets, all in Chile, were identified by Rio Tinto in prospecting campaigns supported by fixed wing aircraft, helicopters and water craft. Several hundred samples were taken, mostly from potentially mineralized outcrops. Targets considered prospective for a number of gold-silver and base metal deposit types were recognized. Following the reconnaissance campaign, Rio Tinto established priorities for follow-up exploration to be conducted by Exeter.

The terms of the agreement allow Exeter to acquire the necessary exploration titles and conduct all exploration until such time as it completes 5,000 metres of drilling on a project. At that time, Rio Tinto has a once-only right to “back-in” to a 60 percent participating interest on that project, by paying Exeter three times Exeter’s expenditures on the project. A “project” is defined as a 10 kilometre area of interest surrounding any of the 48 new anomalies. If Rio Tinto does not elect to exercise its back-in right, it will be entitled to a 1% net smelter return from production from any mine which may be developed by Exeter on that project.

Exeter’s Chairman, Yale Simpson, commented: “We are delighted to expand our relationship with Rio Tinto, in Chile. We have commenced preparation for a major exploration program in October, with the return of favourable weather to the region.”

“This is a substantial opportunity for Exeter and further demonstrates Rio Tinto’s respect for the capability of our exploration team in South America. This agreement, taken together with our agreements with AngloGold Ashanti and Anglo American, establish Exeter as the exploration “partner of choice” for the major producers in this important region of South America.”

Quality Control and Assurance

Glen Van Kerkvoort, Exeter’s Chief Geologist and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery of epithermal gold-silver properties in Argentina and Chile. The current three-rig, drilling program at its advanced La Cabeza gold project is a key component of project development activities that include engineering, metallurgical, hydrological, and environmental studies.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 12 epithermal gold-silver properties in Santa Cruz, Rio Negro and Chubut Provinces.

In Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over 50 gold and base metal targets. Prospecting of two gold targets in the Cochrane region of Patagonia is currently underway.

In the Maricunga district of northern Chile, Exeter has a strategic agreement with Anglo American Chile Limitada and Mantos Blancos S.A. on epithermal gold properties.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

For further information, please contact:

Bryce Roxburgh, President or Rob Grey, Investor Relations		Suite 301, 700 West Pender Street
Tel: 604.688.9592	Fax: 604.688.9532	Vancouver, B.C. Canada V6C 1G8
Toll-free: 1-888-688-9592		exeter@exeterresource.com

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 referring to the current and future size, development, and commercial viability of the La Cabeza gold project. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)
Date May 16, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director